Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (12) 310-8007
November 2, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. St. NE
Washington, D.C. 20549
Attn: Mr. Larry Spirgel and Mr. Reid Hooper

Re:	Archipelago Learning, Inc. Registration Statement on Form S-1 File No. 333-161717
Dear Sirs:
     On behalf of our client, Archipelago Learning, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-161717), together with exhibits thereto.
     Set forth below in bold are each of the comments in the Staff’s letter of October 22, 2009. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
General
1.	Please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.
     The Company respectfully advises the Staff that all comments with FINRA have been addressed and all required materials have been filed with FINRA. To date, no underwriter compensation issues have been raised by FINRA. The Company will provide the Staff with a copy of the FINRA “no-objections” letter prior to the effectiveness of the Registration Statement. At that time, the Company will be able to confirm that FINRA has cleared all issues, including anything related to underwriter compensation.
Providence Equity Transactions, page 33
2.	We note your response to our prior comment six in our letter dated October 2, 2009. However, please revise your disclosure to provide investors with more information related to the $8 million special distribution to your equity holders planned for the fourth quarter of 2009. Specifically discuss the business reasons for the distribution. We note prior distributions were made to equity holders to enable them to meet their estimated tax obligations.
     The Company has revised the disclosure in response to the Staff’s comment. See pages 33, 35, 36, 47, 62, 105 and F-28.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
Recent Developments, page 47
3.	We note your preliminary discussions to sell TeacherWeb. Expand your discussion to explain management’s reasons for selling TeacherWeb. Discuss whether the company’s focus will be on educational products targeting the student versus the teacher in the future.
     The Company has revised the disclosure to expand the discussion of management’s reasons for selling TeacherWeb. See pages 47 and 108. The Company respectfully advises the Staff that features in its core products assist both teachers and students and that future product development will target both of these groups in an effort to meet the needs of the standards-based instruction, practice and assessment markets. Study Island allows teachers to customize learning sessions for students and is intended to augment the teaching techniques of skilled teachers and support and strengthen the skills of inexperienced or less effective instructors. The Company intends to continue to focus on both the teacher and the student through its Study Island products in order to capitalize on the increased availability and utilization of web-based technologies to enhance and supplement teacher instruction, engage today’s technology-savvy learners and improve student outcomes.
Components of Service Revenue and Expense, page 47

4.	We note your response to our prior comment 11 in our letter dated October 2, 2009. Please further revise to include your supplemental statement that management does not consider the impact pricing increases have on service revenue in any one period a meaningful measure for investors and explain why.
     The Company has revised the disclosure in response to the Staff’s comment. See pages 48.
Summary of Significant Accounting Policies, page F-11
Accounts Receivable, page F-13
5.	We note your response to our prior comment 23 in our letter dated October 2, 2009. However, it does not appear that you have provided a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the anticipated offering price, as requested in our comment. Please revise, or advise us.
     The Company acknowledges the Staff’s comment and notes that it has provided the Company’s response to the comment on a supplemental confidential basis under separate cover.
     We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as possible. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.
Sincerely,
/s/ Alexander D. Lynch
Alexander D. Lynch

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